BC FORM 53-901F
Securities Act

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

QUATERRA RESOURCES INC.
Suite 1550, 1185 West Georgia Street
Vancouver, BC V6E 4E6

Item 2:	Date of Material Change

January 30, 2007

Item 3:	Press Release

May 29, 2007 at Vancouver, British Columbia

Item 4:	Summary of Material Change

Quaterra Resources Inc. (the “Company”) engages the services of Roman Friedrich & Company Ltd.

Item 5:	Full Description of Material Change

The Company has engaged Roman Friedrich & Company Ltd. of Vancouver, BC, (“RFC”) to provide financial and advisory services to the Company for an initial term of 12 months, subject to extension or earlier termination. The Company has agreed to pay RFC a retainer of $15,000 per month, payable as to $7,500 in cash and the balance in common shares of the Company at the discounted market price of such shares (as determined in accordance with the policies of the TSX Venture Exchange) at each quarter end during the term of the engagement, subject to TSX Venture Exchange approval of each share issuance. 7,840 common shares have been issued in respect of the first quarter and are subject to a hold period expiring September 1, 2007. Any subsequent quarterly share issuances will be subject to a hold period expiring 4 months and a day after the date of their issuance.

Pursuant to the engagement, the Company has also agreed, subject to TSX Venture Exchange approval, to pay RFC a success fee if the Company enters into and closes a merger, acquisition, sale, joint venture, asset sale, asset purchase or vend-in transaction otherwise than in the ordinary course of the Company’s business during the term of the engagement. Such success fee is to be based on a sliding scale with reference to the value of such a transaction to a maximum agreed amount. The Company has the option of paying up to 50% of the success fee in shares at the discounted market price of such shares.

Item 6:	Reliance on section 85 (2) of the Act

N/A

Item 7:	Omitted Information

N/A

Item 8:	Senior Officers

Stacey Bligh, Secretary
Telephone: 604-684-9384